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                                                                  EXHIBIT (d)(5)

     FOR IMMEDIATE RELEASE:

                  GOLDEN POULTRY NEGOTIATING COMMITTEE ACCEPTS
                     $14.25 PER SHARE OFFER FROM GOLD KIST

         Atlanta, GA, April 11, 1997--Gold Kist Inc. and Golden Poultry Company, Inc. (NASDAQ:CHIK) today announced an agreement in principle that could result in the purchase by Gold Kist of the Golden Poultry shares it does not presently own.

         A negotiating committee of independent directors of the board of Golden Poultry and Gold Kist agreed on a price of $14.25 per share. Gold Kist owns approximately 10,900,000, or 75 per cent, of Golden Poultry's 14,624,000 shares of common stock outstanding, according to Gaylord O. Coan, Gold Kist chief executive officer and chairman of its management committee.

         Negotiations began in January 1997. The purchase is subject to approval of a definitive agreement by the boards of directors of both companies and by a majority of the owners of the Golden Poultry shares not owned by Gold Kist. The acquisition will be accomplished in the form of a merger with a Gold Kist subsidiary formed for this purpose and should be completed in July 1997, Coan said.

         Golden Poultry operates divisions in Georgia, Alabama and North Carolina. Fiscal 1996 sales were $600 million, including sales of Carolina Golden Products Company at Sumter, SC. Golden Poultry owns 51% of Carolina Golden in a joint venture partnership with Gold Kist.

         Gold Kist is a diversified agricultural cooperative, based in Atlanta, GA, which serves approximately 30,000 members. Fiscal 1996 sales were approximately $2 billion. Poultry operations in Georgia, Alabama and Florida make it the second largest poultry processor in the United States. It also operates 100 farm supply stores in the Southeast, Midsouth and Southwest and is engaged in grain purchasing, plant breeding and seed production, wholesale fertilizer and crop protection chemical sales, pet food and animal products manufacturing and sales and other agricultural-related businesses.